December 22, 2008

To:	US Securities and Exchange Commission
Division of Corporation Finance

From:	Vertical Computer Systems, Inc.

Re:	Vertical Computer Systems, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Filed April 22, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 19, 2008
File No. 000-28685

Response to SEC Staff Comments dated November 14, 2008

We are responding to comments received from the staff of the Division of Corporation Finance of the US Securities and Exchange Commission by letter dated November 14, 2008 regarding our filings referenced above.  Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-KSB for the fiscal year ended December 31, 2008 and any future Form 10-Q filings as appropriate.

We respectfully request that the staff review our responses to its comments at its earliest convenience.  Please advise us of any further comments as soon as possible.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity, Capital Resources and Recent Developments, page 19

1.
We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  This does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.  Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended June 30, 2008.

http://www.vcsy.com101	101 W. Renner Road, Suite 300 ▪ Richardson, TX 75082
Email: corporate@vcsy.com	Tel: (817) 348-8717 ▪ Fax: (512) 692-1836

RESPONSE:  For the fiscal year ended December 31, 2007, there were no material changes in the underlying drivers for the statement of cash flows.  The company’s cash flow from operations is primarily a function of collecting receivables from current customers who pay maintenance fees for the continued use and support of their software and the increase in accounts payable and accrued liabilities as we stretch those vendors’ payment terms.  There were no significant changes in those drivers in 2007 or in the first two quarters of 2008 (which is why we used the same methodology for the disclosures in our Form 10-Q for the quarter ended June 30, 2008.

In future filings, we will provide additional explanations of the changes in these accounts and how the underlying operations impact these balances.

2.
We note accounts receivable is 78% and 71% of your total assets at December 31, 2007 and June 30, 2008, respectively.  We note these amounts are net of allowance for bad debts of $349,009 and $320,932, respectively.  Your bad debt expense was $181,029 for the year ended December 31, 2007.  Please expand your liquidity discussion to explain to your readers the impact that the majority of your assets is accounts receivable and the impact of your ability to collect these amounts on your liquidity.  In your disclosure, explain the nature of any material bad (debt) expense charges and if you anticipate additional charges in the near future.

RESPONSE:  The Company discloses that there is a going concern issue and that continued operations are dependent on obtaining additional financing, and that there is no assurance that the Company will be successful in obtaining such financing.  We also discuss the fact that the Company has negative working capital as a further indication of the going concern issue.  As a small software company, there are few tangible assets.  In future filings we will specifically discuss the impact on liquidity if the Company does not collect the receivables in a timely manner.

Item 7. Consolidated Financial Statements

Consolidated Balance Sheet, page F-4

3.
We note your significant related party transactions discussed in Note 4 on page F-13 and various notes payable to related parties disclosed in Note 8 on page F-15.  Tell us your considerations to identify material related party amounts on the face of each statement.

RESPONSE: We considered that the Company had a number of related party transactions, primarily related to our notes payable.  The identification of the related party transactions and the related party notes payable are discussed in the footnotes in some detail.  In future filings, we will separately state significant related party assets, liabilities and equity transactions both on the face of the financial statements and in the footnotes.

4.
We note each of the Certificate of Designations filed as Exhibits 4.1, 4.2, 4.3, and 4.4 to your Form 10-KSB for the year ended December 31, 2005, allow the holders of the convertible cumulative preferred stock the right, at their option, to convert each of their shares of preferred stock into shares of the Company’s common stock.  Tell us your considerations of presenting your convertible cumulative preferred stock outside of permanent equity in consideration that the conversion is at the option of holder and you may not have sufficient authorized shares of common stock available.  Refer to EITF 00-27 Issue 16(b), EITF Topic D-98 and Accounting Series Release 268.

RESPONSE:  At December 31, 2007, the convertible preferred securities represented less than 4% of total stockholder’s deficit. We agree that the Company’s convertible preferred securities should be reported as temporary equity in accordance with EITF 00-27 and EITF Topic D-98; and we will revise our future filings to report our convertible preferred securities outside of permanent equity.

 Consolidated Statements of Operations, page F-5

5.	Tell us why you do not present a line item for costs applicable to revenues in your consolidated statements of operations.

RESPONSE:  As a software company, our primary source of revenue is recurring maintenance fees charged to existing customers, along with an insignificant amount of revenue derived from professional services and license fees.  As such, there are few if any direct costs associated with our revenue.  Most of our costs are either administrative or selling costs, which is why we do not present a line item for costs related to revenues.

6.	We note your gain on settlement of debt of $370,749 is 24% of your net loss for the year ended December 31, 2007. Tell us and disclose in future filings the nature of this transaction.

RESPONSE:  This gain was the result of settling liabilities with stock that had been issued in 2001 and sold by the recipients in subsequent years. We evaluated the impact of this settlement on the current and previous years, and due to the relatively minor impact of the settlement in any particular year, we recorded the entire adjustment in one year.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition

7.	We have the following comments regarding your revenue recognition:

•
We note your disclosure on page F-9, that you recognize revenue from license of computer software in accordance with SAB 104.  However, you disclose that your revenue recognition policies are designed to comply with SOP 97-2 and EITF 00-21.  Please clarify the standard applied to recognize revenues from software elements and for revenues from non-software elements.  See EITF 03-5 and 00-21.

•
You disclose that maintenance revenue is bundled with original software product license revenues.  Indicate whether you can establish VSOE for all elements or for only undelivered elements.  Please describe for us, your methodology for establishing VSOE.  As part of your response, please confirm to us that you have a history of selling an element on a standalone basis when you can establish VSOE.  See paragraphs 9 and 10 of SOP 97-2.

•	We note NOW Solutions generates license fees from the license of emPath. Tell us the nature and structure of your maintenance fees bundled with this license.

•
We note your disclosure on page 5 that since the end of 2006, NOW Solutions has been offering a new delivery model for emPath; SaaS, Software as a Service.  You further disclose on page F-9, that other revenue includes hosting fees.  Clarify your policy to state if the revenue generated by your SaaS delivery model is presented as Other.  In addition, expand your policy to disclose the relevant accounting literature relied upon for your SaaS delivery model.

RESPONSE:  The following is a general response to the above three questions you have raised regarding software maintenance revenues, licensing revenues and SaaS or hosting revenues:

The following is a table splitting the revenues in more detail than in the Company’s income statement as reported.

	Fiscal Year Ending December 31, 2007	Fiscal Year Ending December 31, 2006
Software License Fees	$149,766	$425,735
Software Maintenance Fees	4,915,329	4,726,282
Consulting	571,176	911,308
SaaS / Hosting	80,477	-
Other Revenue	178,978	166,619
Total Revenue	$5,895,726	$6,229,944

The software license fees in 2007 were relatively minor and were only sales of additional modules, upgrades of current licenses, etc.  In 2006, approximately $271,000 of the software license fees were to new customers.  These new customer sales did bundle revenues for license fees and first year software maintenance.  These revenue streams were separated following the guidance of SOP 97-2 and EITF 00-21.  However, the dollar amounts of these bundled sales are not material to the Company’s overall revenue.

The SaaS and hosting revenues began in 2007 and were combined in “other revenue” in our financial statements.  As can be seen from the above table, the amount of revenue generated from SaaS in 2007 is not material to the total revenue.  If this revenue stream increases over time, in future filings, the Company will separate that revenue as a separate line item on the income statement.

•	Tell us if your typical license agreement contains customer acceptance provisions. If so, explain when delivery is deemed to occur.

RESPONSE:  Our typical license agreement does not contain customer acceptance provisions.  The license for computer software is granted and once delivery of the software medium has occurred, delivery is deemed to occur.  Our standard contract delivery terms are F.O.B. shipping point.  For the periods under review, most of the license agreements were sold to current customers to either extend their current license period or to add additional modules to their current license and in any case, the license revenue was immaterial when compared to the Company’s total revenue.

•
Expand your revenue recognition policy to discuss your method used to recognize revenues from arrangements that include one or more elements to be delivered at a future date, and how you determined the fair value of the undelivered element, i.e., maintenance revenue.  This disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE).  Provide your proposed revised revenue recognition policy disclosures in your response.

RESPONSE:  The following is the proposed revenue recognition policy to be disclosed in future filings.  This disclosure will be modified if needed to disclose our revenue recognition of any other revenue streams we may generate in future periods.

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.”  The Company considers revenues earned upon evidence that an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured.  Additionally, revenues on arrangements requiring the delivery of more than one product or service are recognized in accordance with EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” except as the pronouncement states, on contracts where higher-level GAAP (such as Statement of Position (“SOP”) 97-2 as described below) prevails.

Revenues are derived from the sale of annual maintenance fees, new software licenses, consulting services, hosting and SaaS services, and other services.  Revenues generated from maintenance fees comprised 83% and 76% of our total revenue for the years ended December 31, 2007 and 2006, respectively.  Maintenance revenue is recognized ratably over the term of the maintenance contract, which is typically one year.  Service revenues from consulting and hosting (SaaS) contracts, which comprised 11% and 15% of our total revenue for the years ended December 31, 2007 and 2006, respectively, are recognized as the services are provided.  Revenues from software licenses were 3% and 7% of our total revenue for the years ended December 31, 2007 and 2006, respectively and are recognized upon delivery.  In 2006, bundled software sales for license revenues were $271,412 or 4% of total revenues, while there were no bundled software sales during 2007.

8.
We note your disclosure on page 18 that consulting revenue decreased due to fewer implementations and upgrade consulting services as a result of fewer software licenses being sold in 2007 as compared to 2006.  Further, you disclose that consulting revenues traditionally lag behind software license revenues as the implementation of new software sales takes several months.  Tell us the relevant accounting literature relied upon for your service revenue generated from professional consulting and training services.  Also tell us if your consulting services are bundled with software license arrangements, describe the nature of these services, and explain to us how you have concluded that the services should be accounted for separately.  Refer to paragraphs 7 and 63 to 71 of SOP 97-2.  As part of your response, please explain to us if these services are essential to the functionality of the software.

RESPONSE:  Consulting revenues are recognized as the work is performed based on the hours incurred.  If we sell consulting services as part of a software license fee, we separate out the revenue for the consulting based on the estimate of the hours to be incurred at an average billing rate used when charging for consulting services on a stand alone professional engagement.  That is one of the reasons why consulting services revenue lags software license revenue.  We sold consulting services to new clients in 2006, but none to new clients in 2007.

Much of the software license revenue we bill is to current customers for additional modules, or additional functionality which they did not purchase in their initial implementation.  However, in the periods under review, the amounts of license revenues were insignificant compared to the Company’s total revenue.

9.
We note your disclosure that amounts billed or collected in advance of the period in which the related product or service qualifies for revenue recognition are recorded as deferred revenue.  We further note your deferred revenue at December 31, 2007 is $2,777,604 compared to total revenue for the year ended December 31, 2007 is $5,895,726.  Tell us more about your billing practices which results in significant deferred revenue.

RESPONSE:  For almost all of our customers, we bill for software maintenance on an annual basis.  However, we recognize the revenue from software maintenance on a straight line basis during the maintenance period invoiced.  When the customer is invoiced for the maintenance, we recognize the deferred liability for the total amount billed.  We then amortize the deferred revenue liability into revenue each month on a straight line basis for the maintenance period.  The balance in deferred revenue is the unamortized portion of the software maintenance billed.  The reason the deferred revenue balance is 47.1% of revenue for the year is due to the fact that software maintenance billings are the majority of the company’s revenues in 2007.

10.
We note that you present licensing and maintenance revenues on the same line in your consolidated statements of operations and do not breakout these amounts any where else in your filing.  Tell us your considerations of paragraph 37 of SFAS 131 to disclose revenues for each product or service.

RESPONSE:  Any new licensing revenues generally generate new maintenance revenues, which is why we have included both on the same line.  In addition, the dollar value of licensing revenues in 2007 was insignificant given that this revenue was generated by sales to current customers to either extend their license period or add additional modules to the license previously sold.

Note 3.  Restatement, page F-12

11.
We note that you did not file an Item 4.02 Form 8-K to alert your readers that prior financial statements should no longer be relied upon.  We note your restatement reduced your total liabilities at December 31, 2006 by 19%.  This Form 8-K requires a registrant to file an Item 4.02 Form 8-K within four business days of the event that triggered the filing obligation (e.g., within four business days of the date a registrant’s board of directors has determined non-reliance on previously issued financial statements).  Tell us your considerations of filing an Item 4.02 Form 8-K to announce the Non-Reliance on Previously Issued Financial Statements.  In your response, provide us with your SAB 99 analysis of the restatement.

RESPONSE:  “Form 8-K, in item 4.02(a), provides that “If the registrant’s board of directors . . . concludes that any previously issued financial statements . . . should no longer be relied upon because of an error in such financial statements . . . .”

Item 4.02(a) does not provide that the reporting is mandatory, simply by virtue of an error.  The board has the discretion to make that determination.  In this instance, the board of directors of the registrant has exercised that discretion, and concluded that no special disclosure need be made, regarding the 2006 financial statements.

The board of directors of the registrant based its decision, in part, upon these two items:  first, the adjustment had no impact upon the net loss of the registrant; and second, the impact of the adjustment was positive (a reduction of liabilities) as opposed to negative.

Since the financial picture for the registrant improved as a consequence of the adjustment, the board of directors of the registrant is of the view that no benefit to stockholders would be achieved by highlighting the adjustment.  In fact, the simple statement that financials may no longer be relied upon has significant negative repercussions (undue concern on the part of stockholders, by way of example).

In addition, the board of directors of the registrant has taken into consideration the following: Note 3 to the 2007 financial statements, which quantifies and provides the rationale for the balance sheet line item restatement, states that “As a result [of the balance sheet adjustment], there is no restatement related to previously reported income statements.”

Item 4.02(b) further provides that appropriate disclosure should be made if the registrant has been advised by its outside auditing firm that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report.  In this instance, neither the registrant’s former auditing firm, nor its current auditing firm, has so advised the registrant.

Note 10.  Stockholders’ Equity, page F-20

12.
We note your outstanding Series A 4% Convertible Cumulative Preferred stock, Series B 10% Convertible Preferred stock, Series C 4% Convertible Preferred stock, and Series D 15% Convertible Preferred stock.  Please tell us your considerations of providing the disclosure requirements of paragraphs 4 through 8 of SFAS 129 regarding these preferred shares.

RESPONSE:  Although we do provide significant descriptions of each series of preferred stock, in future filings we will also add disclosures regarding conversion rates of preferred stock to common stock, liquidation rights and values, as well as any other significant preferences the holders of these different series of preferred stock may have.  To the extent necessary, we will put these rights in the descriptions of the preferred stock on the face of the company’s balance sheet.

Exhibit 31.1 and 31.2

13.
In our prior comment letter dated May 16, 2006, we noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also included the title of the certifying individual.  Your response submitted on EDGAR on May 25, 2006, indicates that you will remove the title references in future filings.  We note that you continue to include the title of the certifying individual.  In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

RESPONSE:  This was an oversight and we will make change the certifications in future filings so they do not include the title of the certifying individual at the beginning of the certifications.

Form 10-Q for the Quarterly Period ended June 30, 2008

Notes to Consolidated Financial Statements

Note 7. – Derivative liabilities

14.	Explain the basis for concluding that the derivative liabilities are an L-2 valuation instead of an L-3 valuation. See paragraphs 28 to 30 of SFAS 157.

RESPONSE:  The fair value of our derivative liabilities was measured using the Black-Scholes option pricing model. Quoted market price of the Company’s common stock is a key input in determining fair value and for a portion of the derivative liability, it is the only input in determining fair value. Other observable inputs include the term of the warrants, risk free interest rate, and the exercise price of the warrants. We used judgment in determining whether our derivative liabilities was an L-2 or L-3 valuation under SFAS 157. After considering the facts, we concluded that the underlying inputs of the Black-Scholes option pricing model used to measure the fair value of our derivative liabilities are observable and therefore an L-2 valuation.

Note 8.  Gain on Settlement of Trade Payables

15.
We note that you recorded a gain on settlement of trade payables of $514,518 as a result of your review of trade payables for those items in which the statute of limitations has been exceeded and no legal liability exists.  You further disclose that you removed the liability and recorded the gain on settlement pursuant to SFAS 140.  Tell us your considerations of paragraph 16 of SFAS 140.

RESPONSE:  The vendors whose trade payables the Company identified as beyond the statute of limitations are judicially precluded from pressing their claims against the Company.  Therefore, judicially, we are relieved from these liabilities.

In connection with our responses to your comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ David Braun
Name:	David Braun
Title:	Chief Financial Officer
Company:	Vertical Computer Systems, Inc.